UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58
                                  June 30, 1998



                                  CINERGY CORP.
                             139 EAST FOURTH STREET
                             CINCINNATI, OHIO 45202



















*Inquiries concerning this Form U-9C-3 should be directed to:

                                                   Teresa A. Zauss
                                                   Cinergy Corp.
                                                   1000 East Main Street
                                                   Plainfield, Indiana  46168
                                                   (317) 838-1115

                                TABLE OF CONTENTS


 Item                                                                    Page
Number                                                                  Number

  1      Organization Chart . . . . . . . . . . . . . . . . . . . . .      1
  2      Issuances and Renewals of Securities and Capital
           Contributions. . . . . . . . . . . . . . . . . . . . . . .      4
  3      Associate Transactions
           Part I - Transactions Performed by Reporting Companies on
             Behalf of Associate Utility Companies. . . . . . . . . .      5
           Part II - Transactions Performed by Associate Utility
             Companies on Behalf of Reporting Companies . . . . . . .      6
  4      Summary of Aggregate Investment. . . . . . . . . . . . . . .      7
  5      Other Investments. . . . . . . . . . . . . . . . . . . . . .      8
  6a     Financial Statements . . . . . . . . . . . . . . . . . . . .      9
  6b     Exhibits . . . . . . . . . . . . . . . . . . . . . . . . . .      9

         Signatures . . . . . . . . . . . . . . . . . . . . . . . . .     10



                                                     ITEM 1. ORGANIZATION CHART

                                                              Energy or
                                                             Gas-Related         Date of         State of
Name of Reporting Company                                      Company        Organization     Organization

(Indentation indicates subsidiary relationship)

Cinergy Corp. (Cinergy)
  Cinergy Investments, Inc. (Investments)

    Cinergy Supply Network, Inc. (Supply)* (1)               Energy-Related     01/14/1998         Delaware


      Reliant Services, LLC (Reliant)* (New) (2)             Energy-Related     06/25/1998         Indiana



    Cinergy Capital & Trading, Inc. (Capital & Trading) (3)  Energy-Related     10/08/1992         Indiana


      CinCap IV, LLC (CinCap)* (4)                           Energy-Related     12/03/1997         Delaware


      Producers Energy Marketing, LLC                        Energy-Related     10/27/1995         Delaware
          (ProEnergy) (5)   (New)

      CinPower I, LLC (CinPower)* (New) (6)                  Energy-Related     06/12/1998         Delaware


    Cinergy Resources, Inc. (Cinergy Resources) (7)          Energy-Related     01/10/1994         Delaware


    Cinergy Engineering, Inc. (Engineering) (8)              Energy-Related     03/28/1997           Ohio


    Enertech Associates, Inc. (Enertech)* (9)                Energy-Related     10/26/1992           Ohio


    Cinergy Solutions, Inc. (Solutions)

      Cinergy Business Solutions, Inc.                       Energy-Related     04/06/1998         Delaware
         (Business Solutions)*  (New) (10)

      Trigen-Cinergy Solutions LLC (11)  (Trigen-Cinergy)    Energy-Related     02/18/1997         Delaware



      Trigen-Cinergy Solutions of Illinois L.L.C.* (12)      Energy-Related     04/17/1997         Delaware


      Trigen-Cinergy Solutions of Cincinnati LLC (13)        Energy-Related     08/29/1997           Ohio

      Trigen-Cinergy Solutions of Orlando LLC*  (New) (14)   Energy-Related     06/12/1998         Delaware

    Cinergy-Cadence, Inc. (Cinergy-Cadence) (15)             Energy-Related     12/27/1989         Indiana



      Cadence Network LLC (Cadence) (16)                     Energy-Related     09/03/1997         Delaware


* Inactive





                                       ITEM 1. ORGANIZATION CHART

                                                                   Percentage of
                                                                       Voting            Nature of
Name of Reporting Company                                         Securities Held        Business

(Indentation indicates subsidiary relationship)

Cinergy Corp. (Cinergy)
  Cinergy Investments, Inc. (Investments)

    Cinergy Supply Network, Inc. (Supply)* (1)                          100%         Utility Materials
                                                                                     Brokering Services

      Reliant Services, LLC (Reliant)* (New) (2)                         50%        Utility Facilities
                                                                                  Location and Construction
                                                                                         Services

    Cinergy Capital & Trading, Inc. (Capital & Trading) (3)             100%        Marketing and Trading
                                                                                     Energy Commodities

      CinCap IV, LLC (CinCap)* (4)                                      100%        Marketing and Trading
                                                                                     Energy Commodities

      Producers Energy Marketing, LLC                                   100%        Marketing and Trading
          (ProEnergy) (5)   (New)                                                    Energy Commodities

      CinPower I, LLC (CinPower)* (New) (6)                             100%        Marketing and Trading
                                                                                     Energy Commodities

    Cinergy Resources, Inc. (Cinergy Resources) (7)                     100%        Marketing and Trading
                                                                                     Energy Commodities

    Cinergy Engineering, Inc. (Engineering) (8)                         100%        Engineering and Other
                                                                                     Technical Services

    Enertech Associates, Inc. (Enertech)* (9)                           100%         Utility Management
                                                                                     Consulting Services

    Cinergy Solutions, Inc. (Solutions)

      Cinergy Business Solutions, Inc.                                  100%          Asset Management
         (Business Solutions)*  (New) (10)                                               Services

      Trigen-Cinergy Solutions LLC (11)  (Trigen-Cinergy)                50%            Preliminary
                                                                                      Development of
                                                                                    Qualifying Facilities

      Trigen-Cinergy Solutions of Illinois L.L.C.* (12)                  49%           Development of
                                                                                    Qualifying Facilities

      Trigen-Cinergy Solutions of Cincinnati LLC (13)                    51%           Chilled Water

      Trigen-Cinergy Solutions of Orlando LLC*  (New) (14)               51%           Chilled Water

    Cinergy-Cadence, Inc. (Cinergy-Cadence) (15)                        100%          Holds Investments'
                                                                                      Ownership Interest
                                                                                         in Cadence

      Cadence Network LLC (Cadence) (16)                               33.3%          Energy Management
                                                                                        Services and
                                                                                     Consulting Services

* Inactive

(1) Supply was formed to broker transmission, distribution and other utility-related materials and services.

(2) Reliant was formed in June 1998 to perform underground facilities location and construction services.

(3) During the second quarter of 1998, Capital & Trading marketed and traded primarily natural gas and other energy commodities as well as derivative commodity instruments on a nationwide basis.

(4)   CinCap  was  formed  to  engage  in   marketing   and  trading  of  energy
      commodities. CinCap did not have any activity during the second quarter of 1998.

(5) ProEnergy was acquired in June 1998 from Apache Corporation and Oryx Energy Company and is engaged in the marketing of natural gas.

(6) CinPower is currently inactive and did not have any activity during the second quarter of 1998.

(7) During the second quarter of 1998, Cinergy Resources continued in its business of retail marketing of natural gas on a non-regulated basis to residential, industrial and commercial customers, primarily in the states of Ohio, Kentucky, and Indiana. In connection with its retail gas marketing business, Cinergy Resources acquires gas supplies and related transportation capacity to support such sales. Cinergy Resources also participates in a pilot program in Pennsylvania under which electric customers throughout the state will have the right to choose their electric supplier. Cinergy Resources began delivering power to Pennsylvania customers in December 1997.

(8) During the second quarter of 1998, Engineering provided engineering designs and engineering technical support in connection with various projects or proposals related to, among other things, electric substations and distribution facilities.

(9) See Note 10 of the "Notes to Financial Statements" in "Part I Financial Information" in Cinergy's 1998 Form 10-Q for the quarter ended June 30, 1998 and Note 12d of Cinergy's 1997 Form 10-K for a discussion of certain litigation involving Enertech.

(10) Business Solutions was formed in April 1998 to market energy related asset management services to commercial and industrial customers.

(11) Trigen-Cinergy is in the business of engaging in preliminary development of qualifying facilities and/or thermal energy facilities; specific projects are developed and held by special-purpose affiliates (like Trigen-Cinergy Solutions of Cincinnati LLC).

(12) Trigen-Cinergy Solutions of Illinois L.L.C. has a contract with a customer to provide energy services, including cogeneration, steam, and compressed air, at the customer's manufacturing facility in Illinois.

(13) Trigen-Cinergy Solutions of Cincinnati LLC owns and operates a district cooling business in downtown Cincinnati.

(14) Trigen-Cinergy Solutions of Orlando LLC was formed in June 1998 to develop, construct, operate, and maintain a district cooling business in the city of Orlando, Florida.


(15)  Cinergy-Cadence   holds  Investments'   one-third  ownership  interest  in
      Cadence.

(16) Cadence provides a single source for both energy management services and products designed to lower energy costs for national customers that operate in multiple locations across the country.


                              ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS*


   Associate Company             Energy-Related Company                        Type of                          Net Change in
   Advancing Fund                   Receiving Funds                           Transaction                  Borrowings/Contributions
                                                                                                               (in thousands)

  Investments                         Enertech                           Open account advance                      $   491

  Investments                        Engineering                         Open account advance                           15

  Investments                     Cinergy Resources                      Open account advance                        1,114

  Investments                     Capital & Trading                     Open account repayment                      (6,034)

  Capital & Trading                   ProEnergy                          Capital contribution                       46,510

  Capital & Trading                   ProEnergy                          Open account advance                       16,000

  Investments                          Supply                            Open account advance                          221

  Investments                      Cinergy-Cadence                      Open account repayment                        (157)

  Cinergy-Cadence                      Cadence                          Open account repayment                         (11)

  Solutions                  Trigen-Cinergy Solutions LLC                Open account advance                          503

  Solutions            Trigen-Cinergy Solutions of Cincinnati LLC        Open account advance                          204


* Item 2 excludes guarantees issued on behalf of energy-related companies by Cingery or its subsidiaries totaling $170.6 million at June 30, 1998.


                                                   ITEM 3. ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Utility Companies

Reporting Company       Associate Utility Company        Types of           Direct        Indirect                       Total
    Rendering                  Receiving                 Services           Costs          Costs        Cost of          Amount
    Services                    Services                 Rendered          Charged        Charged       Capital          Billed
-----------------       -------------------------        --------          -------        --------      -------          ------


NONE


                                        5




                                             ITEM 3. ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Utility Companies on Behalf of Reporting Companies

Associate Utility         Reporting Company          Types of            Direct        Indirect                       Total
Company Rendering             Receiving              Services            Costs          Costs        Cost of          Amount
    Services                   Services              Rendered            Charged       Charged       Capital          Billed
-----------------         -----------------          --------            -------       --------      -------          ------


NONE



                                        6


                     ITEM 4. SUMMARY OF AGGREGATE INVESTMENT

                                                                  June 30, 1998
                                                                  (in thousands)

Investments in Energy-Related Companies:
  Total consolidated capitalization of Cinergy
    as of June 30, 1998                                               $6,161,037
  Total capitalization multiplied by 15%                      924,156
  Greater of $50 million or total capitalization
    multiplied by 15%                                                    924,156
  Total current aggregate investment subsequent to
    March 24, 1997 (categorized by major line of energy-
    related business):
      Energy-related business category "i" (1)                  12,762
      Energy-related business category "v" (2)                 254,134
      Energy-related business category "vi" (3)                  8,963
      Energy-related business category "vii" (4)                 1,024
      Energy-related business category "viii" (5)                2,348
                                                                ------

        Total current aggregate investment                               279,231
                                                                        --------

  Difference between the greater of $50 million or 15%
    of capitalization and the total aggregate investment
    of the registered holding company system                            $644,925
                                                                        ========

(1) Rule 58 defines category "i" as the rendering of energy management services and demand-side management services.

(2)   Rule 58 defines  category  "v" as the  brokering  and  marketing of energy
      commodities,   including  but  not  limited  to  electricity,  natural  or manufactured gas and other combustible fuels.

(3) Rule 58 defines category "vi" as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities.

(4) Rule 58 defines category "vii" as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation.

(5) Rule 58 defines category "viii" as the development, ownership or operation of "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.



                                                     ITEM 5. OTHER INVESTMENTS


Major Line of Energy-Related                Other Investment in Last       Other Investment in this      Reason for Difference in
          Business                               U-9C-3 Report                  U-9C-3 Report                Other Investment
                                                                               (in thousands)

None


                    ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

Filed pursuant to Rule 104(b) on a confidential basis.

(b)  Exhibits

None

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Cinergy Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     Cinergy Corp.
                                                      Registrant


Dated:  August 27, 1998


                                           By    /s/ John P. Steffen
                                                     John P. Steffen
                                                  Duly Authorized Officer
                                                            and
                                                 Chief Accounting Officer

With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the first quarter of 1998 was filed with Cinergy Corp's interested state commissions whose names and addresses are listed below.

The Public Utilities Commission of Ohio
Craig Glazer, Chairman
180 East Broad Street
Columbus, OH 43266

Indiana Utility Regulatory Commission
William D. McCarty, Chairman
302 W. Washington Street, Suite E306
Indianapolis, IN 46204

Kentucky Public Service Commission
B. J. Helton, Chairman
P.O. Box 615
Frankfort, KY 40602